Exhibit 99.1

NQ Mobile Inc. Announces Changes to its Management Team

and Management Structure

DALLAS and BEIJING, April 21, 2015 – NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile Internet services, today announced that Mr. Omar Khan, current Co-Chief Executive Officer of NQ Mobile, has decided to transition to an advisory role and step down in his capacity as Co-CEO and Director of the Company, effective as of May 1, 2015. At the same time, Mr. Khan will also resign from his position as the Chief Executive Officer of NQ Mobile US, Inc., a direct wholly owned subsidiary of the Company, and from his other roles within the Company. To help with a smooth transition, Mr. Khan will remain with the Company as an advisor through December 31, 2015.

As part of this transition, in order to streamline the management process of the Company, the Company will also eliminate the Co-CEO management structure. The Board of Directors has decided to appoint Mr. Zemin Xu, the current Co-CEO of the Company, to take over as the Company’s Chief Executive Officer, effective as of May 1, 2015.

“Omar joined us at a very important time in our business evolution and development,” said Dr. Vincent Shi, Chairman of the Board of NQ Mobile. “He helped guide our company’s important transition from being a mobile security provider to being a true global mobile Internet services provider. We would like to thank Omar for his stewardship and great service during his tenure and we are grateful he has helped us prepare for an even brighter future.”

“When I joined the Company in January 2012, I shared with Company management a vision and passion for building a global mobile Internet services company with expanding application and services for consumers, enterprises and partners alike,” said Omar Khan. “I am proud of the progress we have made over the past 3 years. I believe the timing is right for me to leave as Co-CEO and for Zemin to lead this Company into its next chapter. As a Company today, NQ Mobile has a more diversified business model, enjoys a deeper bench of strong leaders, and is generally more process driven, better governed and far better positioned for a great future then when I first started here. I am excited about the Company’s future and I wish the best for Vincent, Zemin and the rest of the management team as well as the Company’s employees and shareholders.”

NQ Mobile will host a conference call to discuss this announcement today at 9:00 am EDT (9:00 p.m. Beijing/Hong Kong time).

Conference Call Information

The dial-in details for today’s conference call are:

U.S. Toll Free: 1-866-519-4004

International: +1 845-675-0437

Hong Kong: +852 30186771

United Kingdom: +44 2030598139

China Mainland: 4006208038 or 8008190121

Conference ID: 32920180

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 12:00 U.S. EST on April 22, 2015 through May 5, 2015. The dial-in details for the replay are:

International: 1-855-452-5696

Local Toll: +1-646-254-3697

Conference ID: 32920180

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86-10-64522017

+1-469-310-5281

Twitter: @NQMobileIR